Second Quarter Highlights
  Revenue $252.2 million -up 14%
  EBITDA* (including Developing Channels operating losses) $40.5 million - up 15%
  EBITDA* from three core Operating Groups -up 34% on a proforma basis
  Total Broadcast Advertising Revenue $15.6 million -up 68%
  CSI: Crime Scene Investigation Most Watched Series on US Network TV
  10 Additional Episodes of Ratings Hit CSI: Miami Ordered by CBS

TORONTO, CANADA -November 25, 2002 -Alliance Atlantis Communications Inc. today reported steady growth and strong financial and operating results for the second fiscal quarter ended September 30, 2002 with EBITDA (including Developing Channels operating losses) up by 15% to $40.5 million compared to $35.2 million in the same quarter last year.

"We are very pleased with the strength of our performance this quarter and, in particular, the exceptional growth in revenues and EBITDA generated by both the Broadcast and Motion Picture Distribution Groups," said Michael MacMillan, Chairman and Chief Executive Officer. "Our strategy is unfolding as planned and as a result of continued improvements to working capital management, we have also made progress in reducing our debt. We are both directionally and strategically on target."

"Each of our three core Operating Groups -Broadcast, Motion Picture Distribution and Entertainment -contributed significantly to the measured progress and continued profitable growth we are reporting today."

"In the Broadcast Group, a focused programming strategy delivered an increase in our network ratings this quarter, leading to a significant rise in total advertising revenues -up an impressive 68% compared to the same period last year," said Mr. MacMillan.

"The Motion Picture Distribution Group also recorded exceptional growth primarily due to the domestic video and DVD release of Part I of The Lord of the Rings trilogy," he remarked. "In terms of domestic theatrical properties released during the second fiscal quarter, Austin Powers in Goldmember and Spy Kids II also did very well for us at the box office."

"Meanwhile, the Entertainment Group continued to focus on stronger margins, a lower cost structure, strong EBITDA margins and higher returns on a lesser amount of capital being invested in the production business," Mr. MacMillan added. "As well, the remarkable success of our series CSI: Crime Scene Investigation, and its spin-off, CSI: Miami, continues to be a big part of the story for the Entertainment Group."

Three Months Ended September 30, 2002

In the second quarter, consolidated revenue was $252.2 million versus $221.5 million in the same period a year ago. This change in revenue is due to increases in our Broadcast Group and Motion Picture Distribution Group, offset by a decrease in our Entertainment Group as the planned reduction of higher cost, lower margin production is proceeding on course.

Consolidated gross profit for the quarter was $66.9 million -up 7% compared to the same quarter last year.

Consolidated EBITDA (excluding Developing Channels operating losses) for the second quarter was $42.2 million - up 4% compared to the same quarter last year. Consolidated EBITDA (including Developing Channels operating losses) was $40.5 million in the current year's quarter - up 15% after absorbing $1.7 million of Developing Channels operating losses during the quarter.

After adjusting for $5.0 million of non-core revenue and EBITDA recorded in the prior year's quarter from the Company's investment in Sentinel Hill Alliance Atlantis Equicap Limited Partnership (SHAAELP), reported in the Other Group, consolidated EBITDA (including Developing Channels operating losses) generated from our three core businesses was up 34% compared to same quarter last year.

After accounting for higher amortization (including a $2.1 million one-time charge from the disposition of U8TV assets), higher interest charges (due primarily to less capitalization of interest in light of the Company's production reduction strategy), and an unusual item (due to a production financing non-fulfillment payment, as outlined below in the Entertainment Group), partially offset by lower equity losses in affiliates (primarily due to no longer accounting for the Company's investment in Headline Media Group Inc. as an equity investment beginning in July 2002), net losses for the period were $3.9 million - compared to net losses of $1.1 million in the same period last year. Diluted earnings per share were $(0.09) based on a weighted average 42.8 million shares outstanding compared to $(0.03) based on a weighted average 39.3 million shares outstanding in the prior year's period.

Net losses for the period include a pre-tax foreign exchange loss of $10.0 million -compared to a $9.0 million loss recorded in the same period last year. The reporting of these foreign exchange losses is in accordance with the Company's retroactive adoption of the recommendations of the revised CICA Handbook Section 1650, Foreign Currency Translation and Accounting Guideline No. 13, Hedging Relationships. The effect of this accounting change is primarily non-cash and is due to the elimination of the deferral and amortization of foreign currency fluctuations on the Company's long-term subordinated debt. The Company had a corresponding $11.0 million gain in the first quarter of the current fiscal year, compared to a $9.0 million gain in the first quarter of the prior year -resulting in a net $1.0 million gain for the six months ended September 30, 2002, compared to no net gain in the prior year.

Net operating earnings, which exclude investment gains and losses, foreign exchange gains and losses, unusual items, net of $2.1 million of income taxes, were $5.8 million -compared to net operating earnings of $6.5 million in the prior year's quarter, net of $2.5 million of income taxes. On a per share diluted basis, net operating earnings were $0.14 vs. $0.17 in the prior year's period.

Broadcast Group

In the second quarter, revenue from the Company's Broadcast Operating Channels increased by 27 % over the second quarter last year, from $28.8 million to $36.6 million.

Revenue from the Company's Developing Channels was $4.8 million compared to $2.0 million in the prior year's quarter in which the digital channels were launched.

Gross profit for the Operating Channels increased by 16% to $17.4 million compared to $15.0 million in the prior year's quarter. Gross profit for Developing Channels was $4.2 million this quarter compared to $(0.5) million in the same quarter last year in which the digital channels were launched.

EBITDA for Operating Channels was $11.3 million compared to $9.2 million in the prior year's period, up 23%. As expected, Developing Channels, which now include only the Company's seven digital channels, posted an EBITDA loss of $1.7 million, compared to a corresponding $5.3 million loss in the second quarter of last year.

The Broadcast Group's total advertising revenues increased by 68% over the prior year second quarter, with Operating Channels advertising revenues up 74%. On a same store basis, after taking into account the transfer of the Company's 50% owned French-language channels from Developing Channels status to Operating Channels status in the current fiscal year, the Operating Channels' advertising revenues increased by 66% over the prior year's quarter. This significant increase reflects a strong 25% audience growth across all Operating Channels, both English and French.

Motion Picture Distribution Group

Revenue for the second quarter was $120.0 million - up a substantial 51% compared to the prior year's period.

Gross profit for the current year's quarter was $23.5 million -up 34% compared to the same period last year.

The Motion Picture Distribution Group contributed $18.4 million to consolidated EBITDA in the second quarter -up 43% from the prior year's period.

Domestic theatrical releases during the quarter included Spy Kids II as well as Austin Powers in Goldmember. This third installment of the Austin Powers franchise grossed over $30 million at the Canadian box office, making it the second most successful movie in the Company's history.

Video/DVD titles released domestically during the second quarter included previously released theatrical titles such as the box office hit Lord of the Rings (Part I), John Q, Blade II, the critically acclaimed In the Bedroom, Van Wilder and the Oscar-winning Gosford Park.

In the UK, Momentum Pictures continued to report strong levels of distribution activity this quarter, the highlight being the video/DVD release of Season I of CSI. In addition, the video/DVD release of theatrical titles, Amelie and Just Visiting, also performed well.

The Company expects continued strong performances from the balance of the current year's theatrical releases, which includes the much anticipated Lord of the Rings: The Two Towers and Chicago -slated for release in December 2002. Additionally, we expect strong performance from our previous theatrical releases in the video/DVD window during the balance of the year in both Canada and the UK.

Entertainment Group

Revenue for the Entertainment Group in the second quarter was $90.3 million compared to $106.2 million recorded in the second quarter last year. This reduction in revenue is related to Alliance Atlantis' previously articulated strategy to significantly reduce the production of higher cost, lower margin prime time television hours; limit the number and size of in-house motion picture productions; reduce the amount of capital invested in both of these activities; and implement cost reductions.

The revenue decline is directly related to the delivery of fewer hours and the profitability increase is due to the production and delivery of higher margin projects. The total number of production hours delivered this quarter was reduced to 47.0 -down from 77.0 last year and 83.0 in the year before.

As a result of this strategy, the Entertainment Group continues to maintain strong gross margins at 24%, which is unchanged from the prior year.

EBITDA for the current quarter was $17.2 million compared to $19.8 million in the prior year's period. Although EBITDA decreased year-over-year, the Entertainment Group improved its EBITDA margins from 18.6% in the prior year period to 19.0% in the current quarter.

The Company continues to leverage its successful CSI television franchise. The original, CSI: Crime Scene Investigation, now in its third season, is the most watched series on all U.S. network television. Its Fall 2002 season premiere episode recorded the highest ratings of all programs in its timeslot on CBS since the advent of the peoplemeter 15 years ago.

Meanwhile, its spin-off series, CSI: Miami, which debuted on CBS during the second quarter, is the highest rated new series on all U.S. television with ratings that exceed the first season ratings of the original CSI two years ago. As a result of this success, CBS Network ordered an additional 10 episodes of CSI: Miami bringing it to a full season order of 23 episodes.

In September 2002, the Company made a production financing non-fulfillment payment of $2.4 million to Serendipity Point Projects Inc. ("Serendipity") pursuant to the original terms and conditions of the production agreement dated July 1998 between the Company and Serendipity. This non-fulfillment payment has been expensed in the second quarter as a component of unusual items on the statement of earnings. The maximum remaining non-fulfillment payments that may be paid if the Company chooses not to finance a proposed Serendipity motion picture project is $1.1 million.

Other

In the current quarter, the Company recorded no revenue from its investment in SHAAELP compared to revenue in the prior year's quarter of $5.0 million. As previously announced, the decrease in revenue from SHAAELP directly reflects changes made to the matchable expenditure rules of the Income Tax Act (Canada).

Six Months Ended September 30, 2002

For the six months ended September 30, 2002, net operating earnings of $8.9 million, representing operating earnings net of $3.3 million of income taxes, increased by $2.2 million (or 33%) compared to the $6.7 million, net of $1.5 million of income taxes, recorded in the prior year's period. On a per share diluted basis, net operating earnings were $0.21 vs. $0.18 in the prior year's period.

After adjusting for $10.2 million of non-core revenue and EBITDA recorded in the prior year's quarter from the Company's investment in SHAAELP, reported in the Other Group, consolidated EBITDA (including Developing Channels operating losses) for the six months ended September 30, 2002, generated from our three core businesses, was up 42% compared to same period last year.

Outlook

The results for the second quarter of fiscal 2003 demonstrate that we are on track with our strategy of growing our Broadcast business; continuing to focus on stronger margins, a lower cost structure, strong EBITDA margins and higher returns on a lesser amount of capital being invested in the production business of our Entertainment Group; and maximizing our performance of our Motion Picture Distribution Group.

The Broadcast Group has recently launched a major new marketing and advertising campaign aimed at generating new subscribers over the holiday season.

In Motion Picture Distribution, we are anticipating and preparing for an active Christmas period with Chicago and Lord of the Rings: The Two Towers scheduled for release in December. The original Lord of the Rings was one of the highest grossing films in Canadian history.

The Entertainment Group is continuing to maximize the value of the CSI franchise, having received an order from CBS for 10 additional episodes of CSI: Miami, the highest rated new series on all US television.

Going forward, we will remain focused on improving overall Return on Invested Capital, reducing debt, moving towards generating positive cash flow by 2004, and continuing to grow our broadcast business. It is our belief that these efforts, combined with the strategies that govern our operations, will equip Alliance Atlantis to deliver solid results for shareholders.

(As reported on November 25, 2002)

This report and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Please refer to the attached Unaudited Interim Consolidated Financial Statements, Notes, Supplemental Information and Interim Management Discussion and Analysis of Financial Condition and Results of Operations.

*EBITDA, operating earnings and net operating earnings are not measures recognized under Canadian or United States GAAP. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted which are earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Operating earnings has been defined as earnings (loss) from operations before undernoted which are net earnings before investment gains and losses, foreign exchange gains and losses, unusual items and income taxes. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (loss) before undernoted, earnings (loss) from operations before undernoted, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached Unaudited Consolidated Financial Statements. In addition, our calculation of EBITDA, operating earnings and net operating earnings may be different than the calculation used by other companies and therefore comparability may be affected. A reconciliation of EBITDA, operating earnings and net operating earnings to net earnings, is included in the Company's Interim Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended September 30, 2002 and 2001.

Shareholder and Investor Information
Stock Exchange Listings: Toronto Stock Exchange -AAC.A, AAC.B NASDAQ -AACB	E-mail Inquiries: investor@allianceatlantis.com

Investor's Line: (416) 966-7272	Internet website: www.allianceatlantis.com

Webcast of Call:

A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on November 25, 2002 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.

Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1

Investor Contact: Rita Middleton Senior Vice President, Corporate Finance Tel: (416) 967-1174